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Exhibit 99.2


[DATE]



[FLORIST]
[ADDRESS]


Dear FTD Association Member:


     We are very pleased to inform you that in response to your request for information concerning the offer to purchase shares of FTD Corporation Class "A" Common Stock, you have been allocated a total of [ ] shares at $[ ] per share. As you can see, the total purchase price of $[ ] has been billed to you on the enclosed [month] Clearinghouse statement. Any balance due on this statement must be paid by [ ], in accordance with normal Clearinghouse terms.

     Please complete and return the attached Subscription Agreement by mail, overnight delivery or hand delivery to: American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005, Attn: FTD Member Offering.

     The completed Subscription Agreement must be received by the Company prior to 5:00 p.m. on ________ __, 199_. Upon acceptance of the subscription, a copy of the executed Subscription Agreement, signed as accepted on behalf of the Company, will be returned to you.

     You will be billed for any Shares subscribed for through FTD's Clearinghouse system. If you fail to pay any portion of your bill for the Purchase Price by the Final Payment Date you will not be entitled to purchase Shares, your Subscription Agreement will automatically terminate and the billing for the Purchase Price will be reversed.

     We appreciate your interest and support. We hope you share our excitement for the future of FTD.

Sincerely,



FTD Corporation